SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

DILLARD'S, INC.
Name of Issuer

Class A Common
Title of Class of Securities

254067101
CUSIP Number

December 31, 2007
Date of Event Which Requires filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254067101

                   1)              NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Dillard’s, Inc. Retirement Plan Trust  71-0512766

                   2)              MEMBER OF A GROUP:            (a) N/A
 (b) N/A

                   3)              SEC USE ONLY:

                   4)              PLACE OF ORGANIZATION: Delaware

NUMBER OF	5)	Sole Voting Power:	0
SHARES
BENEFICIALLY OWNED BY	6)	Shared Voting Power:	10,661,347
EACH REPORTING	7)	Sole Dispositive Power:	0
PERSON
WITH	8)	Shared Dispositive Power:	10,661,347

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:			10,661,347

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:			Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):			14.98%

12) TYPE OF REPORTING PERSON:			EP

ITEM 1(a).     NAME OF ISSUER:

DILLARD'S, INC.

ITEM 1(b).     ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

DILLARD'S, INC.
1600 Cantrell Road
Little Rock, AR 72201

ITEM 2(a).      NAME OF PERSON FILING:

Dillard’s, Inc. Retirement Plan Trust

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

DILLARD'S, INC.
1600 Cantrell Road
Little Rock, AR 72201

ITEM 2(c).     CITIZENSHIP:

Arkansas

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

Class A Common Stock

ITEM 2(e).     CUSIP NUMBER:

254067101

ITEM 3.

The Person filing this statement is a Trust for Employee Benefit Plans which are subject to the provision of the Employee Retirement Income Security Act of 1974 in accordance with Section 240.13d-1(b)(ii)(F).

ITEM 4. OWNERSHIP:

(a)	Number of Shares Beneficially Owned:	10,661,347

(b)	Percent of Class:	14.98%

(c)	Powers:	No. of Shares

	Sole power to vote or to direct the vote	0

	Shared power to vote or to direct the vote	10,661,347

	Sole power to dispose or to direct disposition	0

	Shared power to dispose or to direct disposition	10,661,347

ITEM 5.    OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

The reporting person is a trust for the Issuer’s Employees’ Retirement Plans

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE ULTIMATE PARENT HOLDING COMPANY:

Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10.    CERTIFICATION:

By signing below, the Dillard’s, Inc. Retirement Plan Trust certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, The Dillard’s, Inc. Retirement Plan Trust certifies that the information set forth in this statement is true, complete and correct.

THE DILLARD’S, INC. RETIREMENT PLAN TRUST

By:	/s/ Phillip R. Watts
Phillip R. Watts
Administrator

Date:  02/14/2008
As of: 12/31/2007